Exhibit 99.1

Fang Announces Second Quarter and First Half Year 2020 Unaudited Financial Results

BEIJING, August 14, 2020 /PRNewswire/ — Fang Holdings Limited (NYSE: SFUN) (“Fang” or “we”), a leading real estate Internet portal in China, today announced its unaudited financial results for the second quarter and the first half year ended June 30, 2020.

Second Quarter 2020 Highlights

•                  Total revenues were $66.8 million, a decrease of 1.5% from $67.8 million in the corresponding period of 2019.

•                  Operating income from continuing operations was $6.4 million, a decrease of 78.7% from $30.1 million in the corresponding period of 2019.

•                  Net income was $21.5 million, an increase of 321.6% from $5.1 million in the corresponding period of 2019.

First Half 2020 Highlights

•                  Total revenues were $103.0 million, which remained relatively stable with $102.8 million in the corresponding period of 2019.

•                  Operating income from continuing operations was $6.9 million, a decrease of 62.3% from $18.3 million in the corresponding period of 2019.

•                  Net loss was $19.4 million, compared to net income of $18.5 million in the corresponding period of 2019.

“During the COVID-19 global pandemic, Fang remained solid financially in the first half of 2020,” commented Mr. Jian Liu, CEO of Fang. “For the coming quarters we will continue our focus on new initiatives such as live broadcastings, online exhibitions and VR livestreams to better serve our customers.”

Second Quarter 2020 Financial Results

Revenues

Fang reported total revenues of $66.8 million in the second quarter of 2020, a decrease of 1.5% from $67.8 million in the corresponding period of 2019, mainly due to the decrease in revenues from listing services.

•                      Revenue from marketing services was $32.1 million in the second quarter of 2020, a decrease of 1.2% from $32.5 million in the corresponding period of 2019.

•                      Revenue from listing services was $14.2 million in the second quarter of 2020, a decrease of 26.0% from $19.2 million in the corresponding period of 2019, mainly due to the decrease in the number of paying customers.

•                      Revenue from leads generation services was $17.3 million in the second quarter of 2020, an increase of 60.2% from $10.8 million in the corresponding period of 2019, mainly due to an increased acceptance and popularity of our leads generation services.

•                      Revenue from financial services was $1.6 million in the second quarter of 2020, a decrease of 44.8% from $2.9 million in the corresponding period of 2019, mainly due to the decrease in average loan receivable balance.

Cost of Revenue

Cost of revenue was $3.6 million in the second quarter of 2020, a decrease of 56.3% from $8.3 million in the corresponding period of 2019, primarily due to the decline in sales and the optimization in cost structure.

Operating Expenses

Operating expenses were $56.2 million in the second quarter of 2020, an increase of 81.3% from $31.0 million in the corresponding period of 2019, mainly due to the increase in staff related costs.

•                  Selling expenses were $14.9 million in the second quarter of 2020, a decrease of 7.5% from $16.1 million in the corresponding period of 2019, mainly due to the decrease in staff related costs.

•                  General and administrative expenses were $41.3 million in the second quarter of 2020, an increase of 177.2% from $14.9 million in the corresponding period of 2019, mainly due to the increase in staff related costs.

Operating Income from Continuing Operations

Operating income from continuing operations was $6.4 million in the second quarter of 2020, a decrease of 78.7% from $30.1 million in the corresponding period of 2019, mainly due to the increase in operating expenses.

Change in Fair Value of Securities

Change in fair value of securities for the second quarter of 2020 was a loss of $0.7 million, compared to a loss of $48.5 million in the corresponding period of 2019, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits

Income tax benefits were $16.7 million in the second quarter of 2020, a decrease of 17.2% compared to income tax benefits of $20.1 million in the corresponding period of 2019, primarily due to the effect of change in fair value of equity securities.

Net Income

Net income was $21.5 million in the second quarter of 2020, an increase of 321.5% from $5.1 million in the corresponding period of 2019.

First half year 2020 Financial Results

Revenues

Fang reported total revenues of $103.0 million in the first half year of 2020, which remained relatively stable with $102.8 million in the corresponding period of 2019.

•                      Revenue from marketing services was $47.2 million in the first half of 2020, an increase of 3.3% from $45.7 million in the corresponding period of 2019, mainly due to the growth of company’s new initiative such as live broadcastings., etc.

•                      Revenue from listing services was $24.4 million in the first half of 2020, a decrease of 22.3% from $31.4 million in the corresponding period of 2019, mainly due to the decrease in the number of paying customers.

•                      Revenue from leads generation services was $24.8 million in the first half of 2020, an increase of 67.6% from $14.8 million in the corresponding period of 2019.

•                      Revenue from financial services was $3.3 million in the first half of 2020, a decrease of 48.4% from $6.4 million in the corresponding period of 2019, mainly due to the decrease in average loan receivable balance.

Cost of Revenue

Cost of revenue was $9.0 million in the first half year of 2020, a decrease of 46.1% from $16.7 million in the corresponding period of 2019, primarily due to cost savings from optimizing Fang’s core business.

Operating Expenses

Operating expenses were $88.3 million in the first half year of 2020, an increase of 26.5% from $69.8 million in the corresponding period of 2019, mainly due to the increase in staff related costs.

•                  Selling expenses were $28.5 million in the first half year of 2020, a decrease of 12.3% from $32.5 million in the corresponding period of 2019, mainly due to the decrease in staff related costs.

•                  General and administrative expenses were $59.8 million in the first half year of 2020, an increase of 60.3% from $37.3 million in the corresponding period of 2019, mainly due to the increase in staff related costs.

Operating Income from Continuing Operations

Operating income from continuing operations was $6.9 million in the first half year of 2020, a decrease of 62.3% from $18.3 million in the corresponding period of 2019, mainly due to the increase in operating expenses.

Change in Fair Value of Securities

Change in fair value of securities for the first half year of 2020 was a loss of $43.3 million, compared to a loss of $16.5 million in the corresponding period of 2019, mainly due to the fluctuation in market price of investments in equity securities.

Income Tax Benefits

Income tax benefits were $19.5 million in the first half year of 2020, an increase of 116.7% from $9.0 million in the corresponding period of 2019.

Net Income (Loss)

Net loss was $19.4 million in the first half year of 2020, compared to a net income of $18.5 million in the corresponding period of 2019.

Business Outlook

Based on current operations and market conditions, Fang’s management predicts a positive net income for the year of 2020, which represents management’s current and preliminary view and is subject to change.

Conference Call Information

Fang’s management team will host a conference call on the same day at 8:00 AM U.S. ET (8:00 PM Beijing/Hong Kong time). The dial-in details for the live conference call are:

International Toll:	+65 67135600
Toll-Free/Local Toll:
United States	+1 877-440-9253 / +1 631-460-7472
Hong Kong	+852 800-906-603 / +852 3018-6773
Mainland China	+86 800-870-0075 / +86 400-120-0948
Direct Event Passcode	1578624#

Please register in advance of the conference using the link provided below. Upon registering, you will be provided with participant dial-in numbers, Direct Event passcode (1578624#) and unique registrant ID. Get prompted 10 min prior to the start of the conference. Enter the Direct Event Passcode above (1578624#), and your unique Registrant ID, followed by the pound or hash (#) sign to join the call.

Direct Event online registration: http://apac.directeventreg.com/registration/event/3548478

A telephone replay of the call will be available after the conclusion of the conference call from 11:00 AM ET on August 14, 2020 through 9:59 AM ET August 22, 2020. The dial-in details for the telephone replay are:

International Toll:	+61 2-8199-0299
Toll-Free/Local Toll:
United States	+1 855-452-5696 / +1 646-254-3697
Hong Kong	+852 800-963-117 / +852 3051-2780
Mainland China	+86 400-602-2065 / +86 800-870-0206
Conference ID:	3548478

A live and archived webcast of the conference call will be available on Fang’s website at http://ir.fang.com.

About Fang

Fang operates a leading real estate Internet portal in China in terms of the number of page views and visitors to its websites. Through its websites, Fang provides primarily marketing, listing, leads generation and financial services for China’s fast-growing real estate and home furnishing and improvement sectors. Its user-friendly websites support active online communities and networks of users seeking information on, and other value-added services for, the real estate and home furnishing and improvement sectors in China. Fang currently maintains approximately 74 offices to focus on local market needs and its website and database contains real estate related content covering 665 cities in China. For more information about Fang, please visit http://ir.fang.com.

Safe Harbor Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “is expected to,” “anticipates,” “aim,” “future,” “intends,” “plans,” “believes,” “are likely to,” “estimates,” “may,” “should” and similar expressions, and include, without limitation, statements regarding Fang’s future financial performance, revenue guidance, growth and growth rates, market position and continued business transformation. Such statements are based upon management’s current expectations and current market and operating conditions, and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond Fang’s control, which may cause its actual results, performance or achievements to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, the impact of Fang’s business development strategies, the impact of the COVID-19 pandemic, and the impact of current and future government policies affecting China’s real estate market. Further information regarding these and other risks, uncertainties or factors is included in Fang’s filings with the U.S. Securities and Exchange Commission. Fang does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

For investor and media inquiries, please contact:

Ms. Jessie Yang
Investor Relations Director
Email: ir@fang.com

Fang Holdings Limited

Unaudited Condensed Consolidated Balance Sheetsi

(in thousands of U.S. dollars, except share data and per share data)

	June 30,	December 31,
	2020	2019
ASSETS
Current assets:
Cash and cash equivalents	85,461	105,282
Restricted cash, current	217,259	219,096
Short-term investments	148,382	194,720
Accounts receivable, net	87,885	66,379
Funds receivable	4,092	8,372
Prepayment and other current assets	32,834	31,509
Commitment deposits	185	188
Loans receivable, current	58,979	60,490
Amounts due from related parties	1,350	644
Total current assets	636,427	686,680
Non-current assets:
Property and equipment, net	676,564	695,457
Loans receivable, non-current	—	—
Deferred tax assets	13,220	6,570
Deposits for non-current assets	482	618
Restricted cash, non-current portion	40,917	42,452
Long-term investments	325,863	341,946
Other non-current assets	36,975	39,179
Total non-current assets	1,094,021	1,126,222
Total assets	1,730,448	1,812,902

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term loans	361,220	367,403
Deferred revenue	130,083	134,143
Accrued expenses and other liabilities	100,695	120,244
Customers’ refundable fees	3,703	4,981
Income tax payable	11,675	4,207
Amounts due to related parties	10,048	9,227
Total current liabilities	617,424	640,205
Non-current liabilities:
Long-term loans	178,365	184,158
Convertible senior notes	168,614	168,929
Deferred tax liabilities	92,080	90,723
Other non-current liabilities	107,217	138,435
Total non-current liabilities	546,276	582,245
Total Liabilities	1,163,700	1,222,450

Equity:
Class A ordinary shares, par value Hong Kong Dollar (“HK$”) 1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, issued shares as of December 31, 2019 and June 30, 2020: 71,775,686 and 71,775,686; outstanding shares as of December 31, 2019 and June 30, 2020: 65,403,527 and 65,403,527	9,244	9,244
Class B ordinary shares, par value HK$1 per share, 600,000,000 shares authorized for Class A and Class B in aggregate, and 24,336,650 shares and 24,336,650 shares issued and outstanding as at December 31, 2019 and June 30, 2020, respectively	3,124	3,124
Treasury stock	(123,216)	(123,216)
Additional paid-in capital	536,352	528,620
Accumulated other comprehensive loss	(110,381)	(98,371)
Retained earnings	250,931	270,358
Total Fang Holdings Limited shareholders’ equity	566,054	589,759
Non controlling interests	694	693
Total equity	566,748	590,452
TOTAL LIABILITIES AND EQUITY	1,730,448	1,812,902

Unaudited Condensed Consolidated Statements of Comprehensive Incomeii

(in thousands of U.S. dollars, except share data and per share data)

	Three months ended		Six months ended
	June 30,	June 30,	June 30,	June 30,
	2020	2019	2020	2019

Revenues:
Marketing services	32,072	32,465	47,208	45,728
Listing services	14,197	19,212	24,413	31,371
Leads generation services	17,288	10,801	24,806	14,787
Value-added services	1,525	1,665	2,941	2,667
Financial services	1,557	2,926	3,283	6,425
E-commerce services	206	779	315	1,860
Total revenues	66,845	67,848	102,966	102,838

Cost of revenues:
Cost of services	(3,603)	(8,254)	(9,010)	(16,692)
Total cost of revenues	(3,603)	(8,254)	(9,010)	(16,692)

Gross profit	63,242	59,594	93,956	86,146

Operating expenses and income:
Selling expenses	(14,889)	(16,137)	(28,450)	(32,456)
General and administrative expenses	(41,268)	(14,900)	(59,824)	(37,293)
Other (expense) income	(691)	1,508	1,223	1,895

Operating income from continuing operations	6,394	30,065	6,905	18,292
Foreign exchange (loss) gain	(248)	(371)	1,468	(633)
Interest income	2,198	1,630	6,121	3,319
Interest expense	(3,806)	(5,696)	(12,267)	(11,741)
Investment income, net	516	485	1,338	490
Realized gain on sale of available-for-sale securities	—	573	—	871
Change in fair value of securities	(692)	(48,513)	(43,326)	(16,464)
Government grants	441	465	810	700
Income (Loss) before income taxes and noncontrolling interests from continuing operations	4,803	(21,362)	(38,951)	(5,166)
Income tax benefits
Income tax benefits	16,675	20,127	19,525	9,008
Net income (loss) from continuing operations, net of income taxes	21,478	(1,235)	(19,426)	3,842
Income from discontinued operations, net of income taxes	—	6,349	—	14,672
Net income (loss)	21,478	5,114	(19,426)	18,514
Net loss attributable to noncontrolling interests	1	—	1	—
Net income (loss) attributable to Fang Holdings Limited shareholders	21,477	5,114	(19,427)	18,514
Earnings /(loss) per share for Class A and Class B ordinary shares:
Basic	0.24	0.06	(0.22)	0.21
Diluted	0.24	0.06	(0.22)	0.20
Earnings /(loss) from continuing operations per share for Class A and Class B ordinary shares:
Basic	—	(0.01)	—	0.04
Diluted	—	(0.01)	—	0.04
Earnings from discontinued operations per share for Class A and Class B ordinary shares:
Basic	—	0.07	—	0.16
Diluted	—	0.07	—	0.16

i  Impact of the Separation of China Index Holdings Ltd (NASDAQ: CIH) (“CIH”) on the Company’s Financial Statements: The separation of CIH represents a strategic shift of Fang and has a major effect on Fang’s results of operations, the business operated by CIH has been reclassified as discontinued operations. For the periods presented in this press release, the results of the discontinued operations, less applicable income taxes, are reported as a separate component of income, which is income from discontinued operations, on the consolidated statements of comprehensive income (loss)

ii  On June 19, 2020, a ratio change that had the same effect as a 1-for-10 reverse ADS split took effect, and as a result, one ADS currently represents ten Class A ordinary shares.